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                              May 4, 2022

       Fernando Cornejo
       Chief Executive Officer
       Kalera Public Ltd Co
       7455 Emerald Dunes Dr.
       Orlando, Florida 32822

                                                        Re: Kalera Public Ltd
Co
                                                            Registration
Statement on Form S-4
                                                            Filed April 21,
2022
                                                            File No. 333-264422

       Dear Mr. Cornejo:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed April 21, 2022

       Background of the Business Combination, page 144

   1. Please revise to specify which industries Agrico initially targeted and which areas of expertise were targeted
during the evaluation process.
   2. We note your response to prior comment 8 and reissue in part. Please revise to provide more a more fulsome
discussion of the earn-out provision, including the material terms and future milestones
necessary to trigger this provision.
       Management of Pubco Following the Business Combination, page 238

   3. We note your response to prior comment 15 and reissue in part. Please describe the business experience of
each director or officer during the past five years including
 Fernando Cornejo
Kalera Public Ltd Co
May 4, 2022
Page 2
      their principal occupations, dates of employment and the name and principal business of any corporation where they were employed. Refer to Regulation S-K Item 401(e)(1).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Christopher Edwards at 202-551-6761 with any other questions.



                                                           Sincerely,
FirstName LastNameFernando Cornejo
                                                           Division of
Corporation Finance
Comapany NameKalera Public Ltd Co
                                                           Office of Life
Sciences
May 4, 2022 Page 2
cc:       David Dixter, Esq.
FirstName LastName